Exhibit 99.4

Glass House Brands Inc. Trader’s Bank Building 702, 67 Yonge St. Toronto, ON M5E 1J8 Form of Proxy – Annual General Meeting of the Shareholders to be held at 11:00 a.m. (PST) on June 24, 2022 at 645 Laguna Road, Camarillo, California, 93012 Appointment of Proxyholder I/We being the undersigned holder(s) of Glass House Brands Inc. (the “Company”) hereby appoint Kyle Kazan or failing this person, Graham Farrar, Mark Vendetti or Jamin Horn (collectively, the “Management Nominees”) Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein: OR as my/our proxyholder with full power of substitution and to attend, act, and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting (the “Meeting”) of the shareholders of the Company to be held at 11:00 a.m. (PST) on June 24, 2022 at 645 Laguna Road, Camarillo, California, 93012 or at any adjournment thereof. For Withhold For Withhold For Withhold 1. Election of Directors.** a. b. c.Robert (“Jamie”) Mendola Kyle Kazan Graham Farrar e. Jocelyn Rosenwald f. George Raveling d. Humble Lukanga h. g. Robert (“Bob”) Hoban Hector De La Torre ** Note: This resolution to be voted on by all shareholders of the Company other than holders of limited voting shares of the Company. For Withhold 2. Appointment of Auditors. Re-appointment of Macias Gini & O'Connell LLP as auditor of the Company for the ensuing year and authorization of the directors of the Company to fix their remuneration. Yes No 3. Ownership Declaration. I am a U.S. Person as such term is defined in Rule 903(k) of Regulation S under the United States Securities Act of 1933 (as may be amended or replaced from time to time). Signature(s): Date Authorized Signature(s) – This section must be completed for your instructions to be executed. / / I/we authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by management of the Company. MM / DD / YY Interim Financial Statements – Check the box to the right if you would like to receive interim financial statements and accompanying Management’s Discussion & Analysis by mail. See reverse for instructions to sign up for delivery by email. Annual Financial Statements – Check the box to the right if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. See reverse for instructions to sign up for delivery by email.

This form of proxy is solicited by and on behalf of management of the Company. Proxies must be received by 11:00 a.m. (PST), on June 22, 2022 or two business days preceding the date of any adjournment or postponement of the Meeting. Notes to Proxy 1. Each holder has the right to appoint a person, who need not be a holder, to attend and represent him or her at the Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse. 2. If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, etc.) then all of the registered owners must sign this proxy in the space provided on the reverse. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name appears on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by management of the Company to the holder. 5. The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by management of the Company. 6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting and management information circular of the Company with respect to the Meeting dated May 11, 2022 (the “Circular”) or other matters that may properly come before the Meeting. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management, including the Circular. INSTEAD OF MAILING THIS PROXY, YOU MAY SUBMIT YOUR PROXY USING SECURE ONLINE VOTING AVAILABLE ANYTIME: To Vote Your Proxy Online please visit: https://login.odysseytrust.com/pxlogin You will require the CONTROL NUMBER printed with your address to the right. If you vote by Internet, do not mail this proxy. To request the receipt of future documents via email and/or to sign up for Securityholder Online services, you may contact Odyssey Trust Company at www.odysseycontact.com. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail.